Exhibit 99.1

PRESS RELEASE
106757
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STRONG GROWTH IN EARNINGS ACROSS ALL MAJOR COUNTRY UNITS IN 2004

♦	INCOME BEFORE REALIZED GAINS AND LOSSES ON SHARES AND REAL ESTATE INCREASED 22% TO EUR 1,783 MILLION (30% at constant exchange rates)

♦	NET INCOME INCREASED TO EUR 1,663 MILLION COMPARED TO EUR 1,033 MILLION IN 2003

♦	PROPOSED FINAL DIVIDEND OF EUR 0.21, A 5% INCREASE

The Hague, March 3, 2005

“Throughout the preceding year, we have continued to focus on profitably growing our core lines of business and we are particularly pleased that all of AEGON’s major country units contributed to the improved results for 2004. The more favorable economic environment has enhanced the growth prospects for our business. AEGON improved its capital strength over the last year and further expanded its broad multi-channel distribution capabilities. We are confident that AEGON’s companies throughout the Americas, Europe and Asia are well-positioned to serve the developing needs of our customers.”, said AEGON’s Chairman of the Executive Board Donald J. Shepard.

AEGON reported higher results for the year 2004, driven by a broad-based improvement in profitability across the entire group. During the past year, AEGON’s core operations were strengthened by new distribution agreements and enhanced strategic cooperations. Examples of this include the successful start of the partnership with Caja de Ahorros del Mediterráneo in Spain, the national cooperation agreement with the Agricultural Bank of China and the expansion of the activities and partnership in France through the increased stake in La Mondiale Participations. In line with AEGON’s commitment to its core business, AEGON concluded the divestiture of the non-core Transamerica Finance Corporation (TFC) operations. During the year, the largest part of the

HIGHLIGHTS

Amounts in EUR millions, except per share data	Fourth quarter 2004	Fourth quarter 2003 as adjusted	%	Full year 2004	Full year 2003 as adjusted	%	Constant currency exchange rates %
Income before realized gains and losses on shares and real estate	405	449	(10)	1,783	1,463	22	30
Realized gains and losses on shares and real estate	271	(88)	—	600	(270)	—	—
Income before tax and exceptional items	676	361	87	2,383	1,193	100	115
Net income before realized gains and losses on shares and real estate and before exceptional items	410	339	21	1,386	1,277	9	17
- per share	0.26	0.21	24	0.87	0.80	9	17
Net income	425	269	58	1,663	1,033	61	75
- per share	0.26	0.17	53	1.05	0.64	64	82

Note: 2003 financial data have been adjusted for the change in accounting principles related to the discontinuance of the indirect income method for recognizing gains and losses on shares and real estate and the adoption of SOP 03-1. For details, please refer to page 23 and 24 and/or to our Q1 2004 earnings release for a reconciliation of ‘as reported’ to ‘as adjusted’.

Highlights

(2003 adjusted for comparison)

amounts in millions

USD				EUR			EUR
Total year				Fourth quarter			Total year
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
903	880	3	Traditional life	147	233	(37)	726	778	(7)
389	319	22	Fixed annuities	80	98	(18)	313	282	11
254	185	37	GICs and funding agreements	51	26	96	204	164	24
441	280	58	Life for account policyholders	91	63	44	355	248	43
200	68	194	Variable annuities	57	41	39	161	60	168
67	6		Fee business	1	(24)	104	54	5

2,254	1,738	30	Life insurance	427	437	(2)	1,813	1,537	18
366	311	18	Accident and health insurance	71	92	(23)	294	275	7
133	68	96	General insurance	25	1		107	60	78

2,753	2,117	30	Insurance income	523	530	(1)	2,214	1,872	18
27	23	17	Banking activities	8	9	(11)	22	20	10
(563)	(486)	16	Interest charges and other	(126)	(90)	40	(453)	(429)	6

2,217	1,654	34	Income before realized gains and losses on shares and real estate	405	449	(10)	1,783	1,463	22
746	(305)		Realized gains and losses on shares and real estate	271	(88)		600	(270)

2,963	1,349	120	Income before tax and exceptional items	676	361	87	2,383	1,193	100
(271)	0		Exceptional items	(218)	0		(218)	0

2,692	1,349	100	Income before tax	458	361	27	2,165	1,193	81
(635)	(428)	48	Corporation tax	(42)	(98)	(57)	(511)	(378)	35
11	247	(96)	Non consolidated ventures	9	6	50	9	218	(96)

2,068	1,168	77	Net income	425	269	58	1,663	1,033	61

			Income geographically
2,207	1,425	55	Americas	439	311	41	1,775	1,260	41
895	127		The Netherlands	273	78		720	112
271	196	38	United Kingdom	55	45	22	218	173	26
153	87	76	Other countries	35	17	106	123	77	60

3,526	1,835	92	Income before tax business units	802	451	78	2,836	1,622	75
(563)	(486)	16	Interest charges and other	(126)	(90)	40	(453)	(429)	6

2,963	1,349	120	Income before tax and exceptional items	676	361	87	2,383	1,193	100
(271)	0		Exceptional items	(218)	0		(218)	0

2,692	1,349	100	Income before tax	458	361	27	2,165	1,193	81
(635)	(428)	48	Corporation tax	(42)	(98)	(57)	(511)	(378)	35
11	247	(96)	Non consolidated ventures	9	6	50	9	218	(96)

2,068	1,168	77	Net income	425	269	58	1,663	1,033	61

	2,028		Net income historically reported					1,793

9,375	7,682	22	Gross margin	1,838	1,940	(5)	7,539	6,793	11
7,158	6,028	19	Commissions and expenses	1,433	1,491	(4)	5,756	5,330	8
1,724	1,444	19	Net income before realized gains and losses on shares and real estate and before exceptional items	410	339	21	1,386	1,277	9

			Amounts per common share of EUR 0.12
1.31	0.72	82	Net income [1]	0.26	0.17	53	1.05	0.64	64
1.31	0.72	82	Net income fully diluted [1]	0.26	0.17	53	1.05	0.64	64
1.08	0.90	20	Net income before realized gains and losses on shares and real estate and before exceptional items	0.26	0.21	24	0.87	0.80	9

At Dec. 31 2004	At Dec. 31 2003						At Dec. 31 2004	At Dec. 31 2003

10.98	10.05	9	Shareholders’ equity [2]				8.06	7.96	1
11.18	10.52	6	Shareholders’ equity after full conversion [2]				8.21	8.33	(1)

			Number of employees				27,446	27,708	(1)

			Outstanding common shares:
			- Number of common shares (millions)				1,553	1,514	3
			- Weighted average number (millions)				1,507	1,476	2

[1]	Based on the weighted average number of common shares, adjusted for repurchased own shares.
[2]	Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.

Included in this report are financial measures, pre-tax as well as after-tax, that exclude realized gains and losses on shares and real estate and exceptional items. Net income before realized gains and losses on shares and real estate and before exceptional items is a non-GAAP measure. Management uses this non-GAAP measure, in addition to GAAP measures, as an indicator of AEGON’s financial performance and believes that the presentation of this measure provides useful and important information to analysts and investors. This non-GAAP measure should be seen as part of a range of supplementary measures, that assist in achieving greater transparency and understanding of insurance reporting and can help investors and analysts in comparing AEGON with its peers. Reconciliation of this measure to the most comparable GAAP measure is provided on page 25.

remaining businesses, the finance and container leasing operations, were sold. With the recent announcement of the signing of the agreement for the sale of the European trailer business this disposal program will be completed.

In 2004, standardized new life production showed an increase in the Americas, particularly reflecting ongoing growth in the agency channel and expanded relationships with banks. Life production in the United Kingdom also increased, demonstrating consistent growth in the core pension business. During the fourth quarter, life production in the Netherlands and Taiwan showed marked improvement over the previous quarters of the year, although it did not keep pace with 2003 levels. Variable annuity production in the Americas showed similar improvement in the fourth quarter.

The Executive Board will propose a 2004 dividend of EUR 0.42 per common share, representing a 5% increase compared to the prior year. Taking into consideration the interim dividend paid in September 2004, the proposed final dividend amounts to EUR 0.21 per common share. This reflects the improvement in cash flows from the business, AEGON’s continued capital strength and confidence in its business.

Income before realized gains and losses on shares and real estate increased 22% to EUR 1,783 million in 2004 (30% on a constant currency exchange rate basis). The increase, to which all major country units contributed, mainly reflects improved credit and equity markets and actions taken by management to improve product spreads and overall profitability. Income before realized gains and losses on shares and real estate in the fourth quarter of 2004, which includes a one-off charge totaling EUR 64 million (USD 80 million) related to reinsurance business in the US, decreased by 10% to EUR 405 million when compared to EUR 449 million in the same period in 2003. The decline primarily reflects exchange rate differences and the results from TFC, which has been consolidated as of the beginning of 2004.

Net income before realized gains and losses on shares and real estate and before exceptional items increased 9% to EUR 1,386 million in 2004 (17% on a constant currency basis). This increase reflects considerable improvement in results from AEGON’s country units, more than offsetting the lower income from the TFC operations that remained in 2004 (a net loss of EUR 20 million compared to a net profit of EUR 218 million in 2003). Net income, which includes realized gains and losses on shares and real estate and an EUR 218 million exceptional charge, increased to EUR 1,663 million compared to EUR 1,033 million in 2003. The exceptional charge relates to the agreement with Dexia that resolved the dispute over the sale of Labouchere to Dexia in 2000. The effective tax rate declined to 24% in 2004 from 32% in 2003 primarily reflecting higher realized gains on tax preferred investments in the Netherlands and a one-time reduction in taxes in the United States.

Commission and expenses increased 8% to EUR 5,756 million in 2004. Total operating expenses were 10% higher than in 2003 at EUR 3,111 million. However, EUR 291 million of the increase was caused by the consolidation of the remaining TFC activities in 2004. Excluding this effect, operating expenses were level with 2003 (5% higher on a constant currency exchange rate basis). The main factors impacting expenses include, additional employee pension expense, post retirement benefits costs and increased regulatory and compliance costs, offset by expense savings in operating units.

Revenue generating investments amounted to EUR 296 billion on December 31, 2004. This represents an increase of 4% over the prior year. At constant currency exchange rates the increase amounted to 9%.

In the Americas, income before realized gains and losses on shares and real estate increased by 29% to USD 1,931 million (EUR 1,553 million). The Americas represented 69% of income before realized gains and losses on shares and real estate generated by the country units. Driving the improvement were lower bond defaults, improved equity markets and improved product spreads. Standardized new life production increased 5% to USD 1,087 million (EUR 874 million) on a comparable basis to 2003.

In the Netherlands, income before realized gains and losses on shares and real estate rose 16% to EUR 352 million. The Netherlands represented 16% of income before realized gains and losses on shares and real estate generated by the country units. The increase in earnings in the Netherlands is primarily driven by lower additions to provisions for guarantees and financial risks and higher technical results. Standardized new life production decreased 17% to EUR 227 million.

In the United Kingdom, income before realized gains and losses on shares and real estate increased 16% to GBP 151 million (EUR 222 million). The UK represented 10% of income before realized gains and losses on shares and real estate generated by the country units. The increase in earnings primarily reflects higher policy fee income related to an average 12% higher FTSE level compared to 2003.

Standardized new life production increased 4% to GBP 662 million (EUR 976 million), reflecting the consistent growth achieved in the pensions business, partially offset by lower asset management institutional sales.

Income before realized gains and losses on shares and real estate in Other countries increased 43% to EUR 109 million. Other countries represented 5% of income before realized gains and losses on shares and real estate generated by the country units. The increase in earnings primarily reflects a strong improvement in non-life insurance results in Spain.

Shareholders’ equity at December 31, 2004, amounted to EUR 14,413 million, an increase of EUR 466 million compared to December 31, 2003. At December 31, 2004, shareholders’ equity represented 72% of AEGON’s total capital base, exceeding the target of at least 70%. The quality of AEGON’s capital base was further strengthened in 2004 by the issuance of EUR 950 million and USD 500 million in Junior Perpetual Capital Securities, the proceeds of which were used to refinance senior debt.

REPORT OF THE COUNTRY UNITS

Americas

(2003 adjusted for comparison)

amounts in millions

USD				USD			EUR
Fourth quarter				Total year			Total year
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
120	183	(34)	Traditional life	649	625	4	522	553	(6)
103	115	(10)	Fixed annuities	389	319	22	313	282	11
66	31	113	GICs and funding agreements	254	185	37	204	164	24
27	5		Life for account of policyholders	101	68	49	81	60	35
73	47	55	Variable annuities	200	68	194	161	60	168
(1)	(30)	97	Fee business	17	(20)	185	14	(18)	178

388	351	11	Life insurance	1,610	1,245	29	1,295	1,101	18
80	79	1	Accident and health insurance	321	254	26	258	224	15

468	430	9	Insurance income	1,931	1,499	29	1,553	1,325	17

369	408	(10)	of which general account	1,613	1,383	17	1,297	1,223	6
99	22		of which policyholders account[1]	318	116	174	256	102	151

468	430	9	Income before realized gains and losses on shares and real estate	1,931	1,499	29	1,553	1,325	17
102	(58)		Realized gains and losses on shares and real estate	276	(74)		222	(65)

570	372	53	Income before tax	2,207	1,425	55	1,775	1,260	41
(123)	(96)	28	Corporation tax	(638)	(391)	63	(513)	(346)	48

447	276	62	Net income	1,569	1,034	52	1,262	914	38

			Revenues
289	273	6	Life general account single premiums	1,199	916	31	964	810	19
1,312	1,261	4	Life general account recurring premiums	5,002	4,747	5	4,022	4,197	(4)
563	128		Life policyholders account single premiums[2]	651	522	25	524	461	14
299	161	86	Life policyholders account recurring premiums[2]	1,252	779	61	1,007	689	46

2,463	1,823	35	Total life insurance gross premiums	8,104	6,964	16	6,517	6,157	6
636	658	(3)	Accident and health insurance premiums	2,541	2,508	1	2,043	2,217	(8)

3,099	2,481	25	Total gross premiums	10,645	9,472	12	8,560	8,374	2
1,765	1,438	23	Investment income insurance activities	6,687	6,100	10	5,377	5,393	(0)
257	323	(20)	Fees and commissions	1,009	966	4	811	854	(5)

5,121	4,242	21	Total revenues	18,341	16,538	11	14,748	14,621	1

3,351	3,394	(1)	Investment income for account of policyholders	4,258	7,704	(45)	3,424	6,811	(50)

			Gross margin, commissions and expenses
1,518	1,528	(1)	Gross margin	6,122	5,331	15	4,923	4,713	4
1,050	1,098	(4)	Commissions and expenses	4,191	3,832	9	3,370	3,388	(1)

			Standardized new premium production life insurance
781	339	130	Single premiums[2]	1,592	1,291	23	1,280	1,141	12
225	265	(15)	Recurring premiums annualized[2]	928	947	(2)	746	837	(11)
303	299	1	Total recurring plus 1/10 single	1,087	1,076	1	874	951	(8)

			Deposits
603	846	(29)	Fixed annuities	3,017	5,220	(42)	2,426	4,615	(47)
1,649	1,814	(9)	GICs and funding agreements	9,487	9,412	1	7,629	8,321	(8)
1,478	1,127	31	Variable annuities	5,625	6,370	(12)	4,523	5,632	(20)

3,730	3,787	(2)	Total production on balance sheet	18,129	21,002	(14)	14,578	18,568	(21)

			Off balance sheet production
2,482	2,003	24	Synthetic GICs	7,260	13,242	(45)	5,838	11,707	(50)
2,793	2,252	24	Mutual funds/Collective Trusts and other managed assets	11,175	8,305	35	8,986	7,343	22

5,275	4,255	24	Total production off balance sheet	18,435	21,547	(14)	14,824	19,050	(22)

[1]	Includes also variable annuities and fee business.
[2]	Effective January 1, 2004, for reasons of consistency, additional variable universal life premiums, in the past recognized as single premiums, have been reclassified to renewal premiums.

The Americas (the AEGON USA companies and AEGON Canada)

•	Income before realized gains and losses on shares and real estate increased 29% to USD 1,931 million in the Americas.

•	Total revenue generating investments rose 11% from year-end 2003 to USD 252 billion.

•	Additions to the default provision in the United States were USD 204 million compared to USD 516 million in 2003.

•	Standardized new life production increased 5% to USD 1,087 million on a comparable basis to 2003.

•	Excluding additional employee pension plan expenses, operating expenses of USD 1,819 million were level compared to 2003.

Results

Income before realized gains and losses on shares and real estate increased 29% to USD 1,931 million for 2004. Improved credit and equity markets, along with increased product spreads have driven the improvement. Net income, which includes realized gains and losses on shares and real estate, increased to USD 1,569 million for 2004. Realized net gains on shares and real estate were USD 276 million compared to a realized net loss of USD 74 million for 2003.

For the fourth quarter of 2004, income before realized gains and losses on shares and real estate increased 9% to USD 468 million, compared to the fourth quarter of 2003. Fourth quarter 2004 results include lower bond default reserve additions, strong organic growth and increased product spreads, offset by a net charge for one-time reserve adjustments related to the reinsurance business. Net income, which includes realized gains and losses on shares and real estate, increased 62% to USD 447 million compared to the fourth quarter of 2003. The effective tax rate in the fourth quarter was lower than in the same period of the prior year as a result of a one-time reduction in taxes related to the repatriation of accumulated earnings from Canada pursuant to the American Jobs Creation Act (USD 63 million).

Total revenues of USD 18,341 million for 2004 increased 11% compared to 2003. Life insurance gross premiums of USD 8,104 million increased 16%, accident and health insurance premiums of USD 2,541 million increased slightly. A combination of increased sales, investment income and higher fee income due to increased assets under management contributed to the overall increases.

Investment income of USD 6,687 million was 10% higher than 2003. Although new money rates continue to be low, net realized gains on shares and real estate and growth in the general account portfolio have contributed to the increase in investment income.

Traditional/Account of Policyholders

Standardized new life production increased 5% to USD 1,087 million during 2004 on a comparable basis to 2003. Retail standardized new life production increased to USD 780 million or 4% on a comparable basis. Strong organic growth through solid recruiting contributed to the increase. Standardized new life production in the fourth quarter of 2004 increased 5% to USD 303 million on a comparable basis to 2003. Single premium Bank-Owned and Company-Owned Life Insurance sales were particularly strong in the fourth quarter. These sales tend to be large and less predictable in nature.

Traditional life income before realized gains and losses on shares and real estate of USD 649 million increased 4% compared to 2003. The comparable 2003 results included a USD 70 million property insurance recovery. Contributing to the increase in 2004 were lower bond defaults, improved product spreads and strong business growth. These improvements were partially offset by a non-recurring reserve increase in the reinsurance business of USD 80 million, consisting primarily of a change in methodology for computing incurred but not reported claims and for the conversion to a new reserve system. The model and system changes reflect the ability to compute reserves on more specific information from ceding companies. Mortality experience continues to be favorable relative to pricing expectations when measured over a longer horizon.

Life for account of policyholders income before realized gains and losses on shares and real estate of USD 101 million increased 49% for 2004 compared to 2003. Higher fee income due to asset growth in the portfolio combined with favorable mortality and persistency experience contributed to the earnings growth.

Fixed annuities

Deposits of USD 603 million during the fourth quarter and USD 3,017 for the year declined 29% and 42%, respectively, from the comparable 2003 periods. Lower fixed annuity production reflects AEGON’s continued pricing discipline in this market, which has been affected by the current low interest rate environment. Fixed annuity balances of USD 44.1 billion declined slightly from 2003.

Fixed annuity income before realized gains and losses on shares and real estate of USD 389 million for 2004 increased 22% compared to 2003. Lower bond defaults and improved product spreads were the primary drivers of the earnings growth. Fourth quarter results were USD 103 million, or 10% below the same period last year. The fourth quarter 2003 results included one time favorable additions to earnings of USD 11 million related to a property insurance settlement and lower DPAC amortization. The product spread on the largest segment of the fixed annuity book was 234 basis points for the fourth quarter of 2004, which is an increase of 42 basis points from the comparable spread for the same period last year.

Compared to the third quarter this year, the product spread on the largest segment of the fixed annuity book increased 21 basis points. While bond and mortgage yields dropped 4 basis points during the quarter, higher equity related income of 15 basis points, higher cash yields and higher amortization of prior deferred bond gains contributed to the overall increase in spread. Adding back pricing defaults and investment expenses, the gross spread for the fourth quarter 2004 was 278 basis points compared to 236 basis points for the fourth quarter 2003.

GICs and funding agreements

GIC and funding agreement production of USD 9.5 billion increased slightly in 2004 compared to 2003. Higher traditional GIC sales were partially offset by lower medium term funding agreement sales. The tight credit spreads have negatively impacted sales in 2004 as disciplined pricing has been maintained to achieve returns. GIC and funding agreement balances have increased 8% to USD 29.4 billion from year-end 2003.

GIC and funding agreement income before realized gains and losses on shares and real estate increased 37% to USD 254 million compared to 2003. Lower defaults, asset growth and a one-time positive effect of USD 16 million received in the first quarter of 2004 related to the performance of a loan portfolio more than offset a 2003 property insurance settlement and interest from a tax refund.

Variable annuities

Variable annuities account balances have increased 9% to USD 46.2 billion in 2004. Variable annuity deposits of USD 5.6 billion decreased 12% in 2004 compared to 2003. The decrease is due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature in the first quarter of 2003, as part of AEGON’s disciplined approach to write profitable business at acceptable risk profiles. AEGON introduced the “5 for life” guaranteed minimum withdrawal benefit during the fourth quarter of 2004 to complement the existing “Guaranteed Principal Solution” rider introduced at the beginning of the year. Initial reactions from the wirehouse distribution networks are encouraging. Variable annuity production of USD 1,478 million in the fourth quarter increased 19% compared to the third quarter of 2004.

Income before realized gains and losses on shares and real estate in the variable annuity line of business increased to USD 200 million in 2004 from USD 68 million in 2003. Improved equity market performance resulting in higher fees, more favorable persistency, lower guaranteed death benefit costs and reduced operating expenses contributed to the significant earnings growth.

Fee business

Fee based products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Production for 2004 totaled USD 18.4 billion, a 14% decrease compared to 2003. Mutual fund sales of USD 11.2 billion for 2004 increased 35% over 2003, reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 7.3 billion decreased 45% as equity-like products are now attracting more funds than stable value alternatives. Total fee based assets have increased 20% to USD 76.2 billion from year-end 2003.

Fee business income before realized gains and losses on shares and real estate was USD 17 million in 2004 compared to a loss of USD 20 million for 2003. The 2004 income was positively impacted by growth in assets due to mutual fund deposits and equity market appreciation. The 2003 results were negatively impacted by a large accrual for a long-term formula based deferred compensation plan related to participation in an investment management company.

Accident and health business

Accident and health premiums of USD 2,541 million increased slightly in 2004 compared to 2003. Offsetting increased sales through sponsored programs and rate increases on certain health products were lower Long Term Care sales. As previously announced, sales through the Long Term Care Division will cease during the first half of 2005.

Accident and health income before realized gains and losses on shares and real estate of USD 321 million increased 26% in 2004 compared to 2003. Lower defaults, favorable claims experience and premium rate increases all contributed to the increase in earnings.

Commissions and expenses

Commissions and expenses include commissions, operating expenses and the net change in policy acquisition costs. Commissions and expenses of USD 4,191 million increased 9% in 2004 compared to 2003.

Excluding additional employee pension plan expense, operating expenses of USD 1,819 million were level compared to 2003. Additional employee pension expense, increased operating expenses USD 53 million for the year. Higher regulatory and compliance costs were offset by expense savings in the operating units.

The Netherlands

(2003 adjusted for comparison)

amounts in millions

EUR				EUR
Fourth quarter				Total year
2004	2003	%		2004	2003	%
			Income by product segment
61	72	(15)	Traditional life	196	197	(1)
7	18	(61)	Life for account of policyholders	42	18	133
2	(3)	167	Fee business	28	13	115

70	87	(20)	Life insurance	266	228	17
8	25	(68)	Accident and health insurance	28	44	(36)
3	(13)	123	General insurance	36	11

81	99	(18)	Insurance income	330	283	17

72	84	(14)	of which general account	260	252	3
9	15	(40)	of which policyholders account [1]	70	31	126

81	99	(18)	Insurance income	330	283	17
8	9	(11)	Banking activities [2]	22	20	10

89	108	(18)	Income before realized gains and losses on shares and real estate	352	303	16
184	(30)		Realized gains and losses on shares and real estate	368	(191)

273	78		Income before tax	720	112
(7)	(33)	(79)	Corporation tax	(83)	(87)	(5)

266	45		Net income	637	25

			Revenues
294	119	147	Life general account single premiums	678	676	0
62	97	(36)	Life general account recurring premiums [3]	488	518	(6)
69	264	(74)	Life policyholders account single premiums	384	592	(35)
283	257	10	Life policyholders account recurring premiums [3]	1,529	1,461	5

708	737	(4)	Total life insurance gross premiums	3,079	3,247	(5)
28	22	27	Accident and health insurance premiums	187	163	15
92	96	(4)	General insurance premiums	445	459	(3)

828	855	(3)	Total gross premiums	3,711	3,869	(4)
523	262	100	Investment income insurance activities	1,479	806	83
46	65	(29)	Fees and commissions	297	265	12
74	81	(9)	Income from banking activities	284	354	(20)

1,471	1,263	16	Total revenues	5,771	5,294	9

189	460	(59)	Investment income for account of policyholders	903	1,096	(18)

			Gross margin, commissions and expenses
377	336	12	Gross margin	1,450	1,259	15
288	228	26	Commissions and expenses	1,098	956	15

			Standardized new premium production life insurance
395	382	3	Single premiums	1,037	1,164	(11)
33	43	(23)	Recurring premiums annualized	123	156	(21)
73	81	(10)	Total recurring plus 1/10 single	227	272	(17)

15	11	36	New premium production non-life insurance	63	54	17

			Deposits
568	697	(19)	Savings deposits [4]	2,881	2,899	(1)

568	697	(19)	Total production on balance sheet	2,881	2,899	(1)

			Off balance sheet production
178	1,748	(90)	Mutual funds and other managed assets	789	3,522	(78)

178	1,748	(90)	Total production off balance sheet	789	3,522	(78)

[1]	Includes also fee business.
[2]	Includes income on off balance sheet type products.
[3]	Reflected in the column total year 2004 is a reclassification of EUR 62 million from general account recurring premiums to policyholders account recurring premiums relating to Q1 2004.
[4]	Reflected in the column total year 2004 is an adjustment of EUR 410 million to savings deposits relating to Q1 2004.

AEGON The Netherlands

♦	Income before realized gains and losses on shares and real estate increased 16% to an amount of EUR 352 million.

♦	Total revenue generating investments rose 7% to EUR 56 billion from year-end 2003.

♦	Standardized new life production, compared to the full year 2003, declined 17% to EUR 227 million. Fourth quarter 2004 standardized new life production of EUR 73 million decreased 10% compared to the fourth quarter 2003 but doubled compared to the third quarter 2004.

♦	Operating expenses in 2004 decreased 2% on a comparable basis.

Results

Income before realized gains and losses on shares and real estate totaled EUR 352 million in 2004, a 16% increase compared to the year 2003. The increase in 2004 income before realized gains and losses on shares and real estate mainly reflects lower additions to provisions for credit risk and minimum guarantees. Net income, which includes realized gains and losses on shares and real estate, amounted to EUR 637 million, compared to a net profit of EUR 25 million in 2003.

Income before realized gains and losses on shares and real estate for the fourth quarter of 2004 amounted to EUR 89 million, an 18% decline compared to the same period in 2003 and a 1% increase compared to the third quarter 2004. The decline in fourth quarter income before realized gains and losses on shares and real estate compared to the same period in 2003 reflects increased profit sharing to clients, costs in relation to the restructuring process and higher pension expenses. Net income for the fourth quarter amounted to EUR 266 million, compared to EUR 45 million in the same period in 2003 and EUR 136 million in the third quarter 2004.

Net realized gains on shares and real estate amounted to EUR 368 million on a pre-tax basis in 2004, compared to net realized losses of EUR 191 million in 2003. Fourth quarter 2004 net realized gains on shares and real estate amounted to EUR 184 million, compared to net realized losses of EUR 30 million in the fourth quarter of 2003 and net realized gains of EUR 79 million in the third quarter of 2004.

Traditional/Account of policyholders

Overall standardized new life production declined 17% compared to 2003 to EUR 227 million. This reflects lower single premium immediate annuity production as a consequence of the focus on profitability over volume. The new organization will improve intermediary distribution.

In the fourth quarter of 2004, standardized new life production amounted to EUR 73 million, a decline of 10% compared to the fourth quarter 2003 but double the amount achieved in the third quarter 2004. Strong performance was realized in single premiums, with the sales center Corporate and Institutional Clients concluding several large contracts.

Traditional life income before realized gains and losses on shares and real estate was stable at EUR 196 million in 2004. Life for account of policyholders income before realized gains and losses on shares and real estate increased by EUR 24 million to EUR 42 million, primarily reflecting lower additions to the provision for guarantees.

Fee business

Income before realized gains and losses on shares and real estate on fee business more than doubled in 2004 to EUR 28 million, reflecting the inclusion of TKP and AEGON Asset Management.

Off balance sheet production decreased by 78% compared to the strong 2003.

Non-life insurance

Accident and health income before realized gains and losses on shares and real estate decreased 36% to EUR 28 million, reflecting a more normalized claims experience after a particularly favorable 2003.

Accident and health premiums rose 15% compared to the prior year to EUR 187 million, mainly on the back of successful performance in the Sick Leave segment.

General insurance income before realized gains and losses on shares and real estate improved to EUR 36 million from EUR 11 million in 2003. This is driven by continued favorable claims experience, particularly in Fire.

Banking activities

Income before realized gains and losses on shares and real estate from banking activities increased by 10% compared to 2003 to EUR 22 million. The increase is largely attributable to lower additions to the provisions for credit risks and cost savings, offsetting the pressure on margins. Savings account balances declined 2% compared to year-end 2003 levels at EUR 5.5 billion. New deposits were unchanged at EUR 2.9 billion.

Commission and expenses

Commission and expenses of EUR 1,098 million were 15% higher than in 2003. Operating expenses, which include a contribution to the provision for post-retirement benefits, amounted to EUR 670 million, 16% higher than in the previous year and impacted by among others restructuring expenses and higher pension expense. On a like-for-like basis, operating expenses decreased 2%.

United Kingdom

(2003 adjusted for comparison)

amounts in millions

GBP				GBP			EUR
Fourth quarter				Total year			Total year
2004	2003	%		2004	2003	%	2004	2003	%
			Income by product segment
(3)	0	0	Traditional life	(7)	1		(11)	2
43	35	23	Life for account of policyholders	154	128	20	227	184	23
1	3	(67)	Fee business	4	1		6	2	200

41	38	8	Insurance income	151	130	16	222	188	18

(3)	0	0	of which general account	(7)	1		(11)	2
44	38	16	of which policyholders account[1]	158	129	22	233	186	25

41	38	8	Income before realized gains and losses on shares and real estate	151	130	16	222	188	18
(3)	(6)	50	Realized gains and losses on shares and real estate	(3)	(10)	70	(4)	(15)	73

38	32	19	Income before tax	148	120	23	218	173	26
(11)	(9)	22	Corporation tax	(42)	(34)	24	(62)	(49)	27

27	23	17	Net income	106	86	23	156	124	26

			Revenues
44	39	13	Life general account single premiums	176	189	(7)	259	274	(5)
39	28	39	Life general account recurring premiums	147	104	41	216	151	43
621	690	(10)	Life policyholders account single premiums	2,499	2,675	(7)	3,680	3,872	(5)
299	290	3	Life policyholders account recurring premiums	1,183	1,159	2	1,743	1,677	4

1,003	1,047	(4)	Total gross premiums	4,005	4,127	(3)	5,898	5,974	(1)
30	24	25	Investment income insurance activities	103	85	21	152	122	25
23	17	35	Fees and commissions	81	62	31	120	90	33

1,056	1,088	(3)	Total revenues	4,189	4,274	(2)	6,170	6,186	(0)

1,592	1,248	28	Investment income for account of policyholders	2,799	3,383	(17)	4,122	4,897	(16)

			Gross margin, commissions and expenses
158	191	(17)	Gross margin	577	572	1	850	828	3
117	153	(24)	Commissions and expenses	426	442	(4)	628	640	(2)

			Standardized new premium production life insurance
823	848	(3)	Single premiums	2,844	2,719	5	4,188	3,935	6
87	81	7	Recurring premiums annualized	378	363	4	557	525	6
169	166	2	Total recurring plus 1/10 single	662	635	4	976	919	6

			Off balance sheet production

60	130	(54)	Mutual funds and other managed assets	143	332	(57)	210	481	(56)

60	130	(54)	Total production off balance sheet	143	332	(57)	210	481	(56)

[1]	Includes also fee business.

AEGON UK

♦	Income before realized gains and losses on shares and real estate increased 16% to GBP 151 million.

♦	Total revenue generating investments increased 6% to GBP 36 billion compared to year-end 2003 levels.

♦	Standardized new life production increased by 4% to GBP 662 million.

♦	Operating expenses decreased 1% in 2004. Included in operating expenses is GBP 10 million restructuring costs, of which GBP 5 million was booked in the fourth quarter.

Results

Income before realized gains and losses on shares and real estate increased totaled GBP 151 million in 2004, a 16% increase compared to the year 2003. Net income, which includes realized gains on shares and real estate, increased 23% to GBP 106 million.

Income before realized gains and losses on shares and real estate for the fourth quarter of 2004 amounted to GBP 41 million, an 8% increase compared to the same period in 2003 and level with the third quarter 2004. Net income for the fourth quarter amounted to GBP 27 million, a 17% increase over the same period in 2003 and a 10% decline compared to the third quarter 2004.

The increase in income before realized gains and losses on shares and real estate during 2004 primarily reflects higher policy fee income related to an average 12% higher FTSE level compared to 2003. The increase in fourth quarter income before realized gains and losses on shares and real estate compared to the same period in 2003 is mainly due to market effects and new business.

Realized gains and losses on shares and real estate amounted to net losses of GBP 3 million in 2004, all in the fourth quarter, compared to net realized losses of GBP 10 million in 2003. Net realized losses amounted to GBP 6 million in the fourth quarter of 2003.

Traditional/Account of policyholders

Standardized new life production increased 4% compared to 2003 to GBP 662 million, reflecting growth in the core individual and group pensions businesses, partly offset by a fall in asset management institutional sales. The increased production demonstrates the consistent growth of AEGON UK, achieved in times of substantial changes in the organization and the market.

In the fourth quarter of 2004, standardized new life production amounted to GBP 169 million, an increase of 2% compared to the same period in 2003 and a 6% increase over the level achieved in the third quarter of 2004.

Income before realized gains and losses on shares and real estate from traditional life amounted to a loss of GBP 7 million during in 2004. Within this business line in 2003 and 2004 the result included GBP 10 million of provisions for the cost management program. In 2003 the effect of this provision was mitigated by a number of one-off mortality profits and provision releases.

Income before realized gains and losses on shares and real estate from life for account of policyholders was GBP 154 million, an increase of 20% compared to 2003. This mainly reflects the higher average FTSE level and related higher management fees.

Fee business

Lower expenses in our asset management business have contributed to the overall increase in results in the fee business segment. Income before realized gains and losses on shares and real estate in this segment improved to GBP 4 million compared to GBP 1 million in 2003.

Commission and expenses

Commission and expenses decreased 4% to GBP 426 million. This is largely due to lower amortization of deferred policy acquisition cost, partially offset by growth in the distribution companies (including acquisitions).

Operating expenses declined 1% to GBP 333 million, including GBP 24 million of cost reductions due to the cost reduction programs, which has been partially offset by growth in IFA’s owned by AEGON. The total charge related to the cost reduction program amounted to GBP 10 million, of which GBP 5 million has been accounted for in the fourth quarter of 2004.

AEGON UK has announced reductions in commission levels for regular premium pension business, which will take effect during 2005.

Other countries

(2003 adjusted for comparison)	amounts in millions

EUR				EUR
Fourth quarter				Total year
2004	2003	%		2004	2003	%
			Income by product segment
1	6	(83)	Traditional life	19	26	(27)
0	(7)	100	Life for account of policyholders	5	(14)	136
(1)	1	(200)	Fee business	6	8	(25)

0	0	0	Life insurance	30	20	50
2	1	100	Accident and health insurance	8	7	14
22	14	57	General insurance	71	49	45

24	15	60	Insurance income	109	76	43

25	21	19	of which general account	98	82	20
(1)	(6)	83	of which policyholders account [1]	11	(6)

24	15	60	Income before realized gains and losses on shares and real estate	109	76	43
11	2		Realized gains and losses on shares and real estate	14	1

35	17	106	Income before tax	123	77	60
(10)	(5)	100	Corporation tax	(32)	(20)	60

25	12	108	Net income	91	57	60

			Revenues
6	4	50	Life general account single premiums	19	13	46
310	209	48	Life general account recurring premiums	735	582	26
2	6	(67)	Life policyholders account single premiums	8	20	(60)
34	57	(40)	Life policyholders account recurring premiums	113	216	(48)

352	276	28	Total life insurance gross premiums	875	831	5
19	18	6	Accident and health insurance premiums	88	83	6
97	86	13	General insurance premiums	368	337	9

468	380	23	Total gross premiums	1,331	1,251	6
41	32	28	Investment income insurance activities	144	130	11
5	4	25	Fees and commissions	16	12	33

514	416	24	Total revenues	1,491	1,393	7

20	24	(17)	Investment income for the account of policyholders	35	54	(35)

			Gross margin, commissions and expenses
114	98	16	Gross margin	399	355	12
90	83	8	Commissions and expenses	290	279	4

			Standardized new premium production life insurance
9	10	(10)	Single premiums	26	34	(24)
70	101	(31)	Recurring premiums annualized	243	400	(39)
70	102	(31)	Total recurring plus 1/10 single	245	403	(39)

			Deposits
4	0	0	Variable annuities	12	0	0

4	0	0	Total production on balance sheet	12	0	0

			Off balance sheet production

68	37	84	Mutual funds and other managed assets	204	165	24

68	37	84	Total production off balance sheet	204	165	24

[1]	Includes also fee business.

Other countries

♦	Income before realized gains and losses on shares and real estate increased 43% to EUR 109 million.

♦	Total revenue generating investments increased 20% to EUR 3.7 billion compared to year-end 2003 levels.

♦	Standardized new life production, when compared to the full year 2003, declined by 39% to EUR 245 million. Fourth quarter 2004 standardized life production of EUR 70 million decreased 31% compared to the fourth quarter of 2003, but increased 8% compared to the third quarter of 2004, driven by substantially higher production in Taiwan than in the previous quarters.

♦	Operating expenses rose 4% to EUR 118 million on a comparable basis.

Results

Income before realized gains and losses on shares and real estate amounted to EUR 109 million in 2004, a 43% increase compared to the year 2003. Net income, which includes realized gains and losses on shares and real estate, increased 60% to EUR 91 million. For the fourth quarter, income before realized gains and losses on shares and real estate amounted to EUR 24 million, a 60% increase compared to the fourth quarter of 2003 and a decrease of 31% compared to the third quarter of 2004. Net income for the fourth quarter amounted to EUR 25 million, compared to EUR 12 million in the same period in 2003 and EUR 25 million in the third quarter 2004.

On December 30, 2004, AEGON N.V. announced that it had entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group effective January 1, 2005. The price of the sale is approximately EUR 250 million and will be fixed at completion. The transaction will result in a book profit of approximately EUR 130 million after tax. The sale is subject to regulatory approval and is expected to be completed in the second quarter of 2005. The proceeds will be used to redeem debt.

AEGON’s general insurance activities in Spain generated gross premiums of EUR 254 million and pre-tax income of EUR 53 million in 2004. As part of the agreement, AEGON Seguros Generales’ distribution network in Spain, which in the transaction will be transferred to Reale Mutua Group, will continue to sell AEGON’s life and health insurance products. At the same time, AEGON will acquire the life portfolio of Reale Vida in Spain (with total premium of EUR 14 million in 2004), which will give AEGON access to Reale Mutua’s existing agent distribution network. The distribution agreements are on an exclusive basis, valid for five years and renewable thereafter.

This transaction reinforces AEGON’s strategic focus on its core businesses of life insurance, pensions, savings and investment products. AEGON will continue to expand its life insurance business in Spain by further strengthening its own agent distribution capability, by enhancing its existing bancassurance partnership with Caja de Ahorros del Mediterráneo (CAM) and by pursuing new distribution opportunities.

Traditional/Account of policyholders

Standardized new life production decreased 39% to EUR 245 million, largely driven by lower production in Taiwan, following very strong sales in the comparable period last year. In the fourth quarter 2004 standardized new life premium amounted to EUR 70 million, a decline of 31% compared to the fourth quarter of 2003, but representing an 8% increase compared to the third quarter of 2004.

New life production in Taiwan declined 41% to NTD 7,790 million (EUR 187 million) in 2004. This reflects the industry-wide decrease in traditional life business, while AEGON has chosen not to participate in single premium structured note and interest sensitive annuity products given the inherent risks in those products. Gross premium income for 2004 as a whole at NTD 25 billion (EUR 599 million) increased 39% due to new production and good persistency. In the fourth quarter of 2004, standardized new life production in Taiwan amounted to NTD 2,389 million (EUR 55 million). While this represents a 30% decrease compared to the exceptionally strong final quarter of 2003, the fourth quarter saw a strong improvement compared to previous quarters and represented 31% of total production for the year as well as a 17% rise compared to the third quarter of 2004.

In Hungary, standardized new life production showed a 12% decline to HUF 4,620 million (EUR 18 million), while off balance sheet pension production increased by 27% to HUF 51,350 million (EUR 204 million) on the back of a continued strong expansion in the pension fund management business. AEGON Hungary is one of the leading pension fund companies in the country.

In Spain, standardized new life production increased 20% to EUR 36 million. The partnership with CAM had a successful start, generating premium income over 2004 of EUR 501 million (100% basis, full year) of which EUR 289 million related to new business. The partnership with CAM is not consolidated in AEGON’s accounts.

Non-life insurance

Total non-life insurance premiums increased 9% to EUR 456 million compared to EUR 420 million in 2003. In Hungary, non-life premiums increased by 18% to HUF 28.9 billion (EUR 115 million) mainly as a result of successful car insurance sales. Non-life premiums in Spain increased 6% to EUR 341 million mainly coming from personal lines and small business insurance.

Non-life results increased 41% compared to 2003. Accident and health results improved from EUR 7 million to EUR 8 million, while general insurance results showed a 45% increase to EUR 71 million. This is particularly driven by a strong increase in Spain on the back of improved claims ratios.

Commission and expenses

Commission and expenses increased by 4% to EUR 290 million in 2004. Operating expenses rose 4% to EUR 118 million on a comparable basis.

Non-consolidated ventures

AEGON’s share in the results of the partnership with CAM and the share in the results of La Mondiale Participations are accounted for on a net basis under Non consolidated ventures. Previously, these items were accounted for under Interest charges and other.

The income from Non consolidated ventures amounted to EUR 9 million. This represents the income on the partnership with CAM (49.99% interest) since it became operational in June 9, 2004 and the income on the stake in La Mondiale Participations for the full year. On December 13, 2004 La Mondiale and AEGON strengthened their partnership by an increase of ownership from 20% to 35% in La Mondiale Participations.

Summarized consolidated income statements

(2003 adjusted for comparison)	amounts in millions

USD				EUR			EUR
Total year				Fourth quarter			Total year
2004	2003	%		2004	2003	%	2004	2003	%
			Revenues
24,251	22,020	10	Gross premiums	5,130	4,821	6	19,500	19,468	0
8,894	7,297	22	Investment income	1,967	1,524	29	7,152	6,451	11
1,547	1,381	12	Fees and commissions	282	368	(23)	1,244	1,221	2
353	401	(12)	Income from banking activities	74	81	(9)	284	354	(20)
414	38		Income from other activities	39	25	56	333	34

35,459	31,137	14	Total revenues	7,492	6,819	10	28,513	27,528	4

			Benefits and expenses
3,246	2,560	27	Premiums to reinsurers	776	732	6	2,610	2,263	15
20,890	19,627	6	Benefits paid and provided	4,420	3,899	13	16,798	17,352	(3)
200	194	3	Profit sharing and rebates	41	39	5	161	171	(6)
7,158	6,028	19	Commissions and expenses for own account	1,433	1,491	(4)	5,756	5,330	8
826	730	13	Interest	176	168	5	664	645	3
176	649	(73)	Miscellaneous income and expenditure	(30)	129	(123)	141	574	(75)

32,496	29,788	9	Total benefits and expenses	6,816	6,458	6	26,130	26,335	(1)

2,963	1,349	120	Income before tax and exceptional items	676	361	87	2,383	1,193	100
(271)	0		Exceptional items	(218)	0		(218)	0

2,692	1,349	100	Income before tax	458	361	27	2,165	1,193	81
(635)	(428)	48	Corporation tax	(42)	(98)	(57)	(511)	(378)	35
11	247	(96)	Non consolidated ventures	9	6	50	9	218	(96)

2,068	1,168	77	Net income	425	269	58	1,663	1,033	61

Condensed consolidated balance sheets					amounts in millions

At Dec. 31 2004 USD	At Dec. 31 2003 USD	%					At Dec. 31 2004 EUR	At Dec. 31 2003 EUR	%
166,382	153,068	9	Investments				122,151	121,194	1
373	3,643	(90)	Group companies and participations				274	2,884	(90)
142,847	126,412	13	Investments for account of policyholders				104,873	100,089	5
15,257	12,389	23	Other assets				11,201	9,809	14

324,859	295,512	10	Total assets				238,499	233,976	2

19,632	17,615	11	Total shareholders’ equity [1]				14,413	13,947	3
4,375	2,431	80	Capital securities				3,212	1,925	67
346	571	(39)	Subordinated loans				254	452	(44)
3,092	4,153	(26)	Senior debt related to insurance activities				2,270	3,288	(31)

27,445	24,770	11	Total capital base				20,149	19,612	3

125,355	118,363	6	Technical provisions [2]				92,031	93,716	(2)
142,847	126,412	13	Technical provisions with investments for account of policyholders [3]				104,873	100,089	5
29,212	25,967	12	Other liabilities [4]				21,446	20,559	4

324,859	295,512	10	Total shareholders’ equity and liabilities				238,499	233,976	2

			[1] Shareholders’ equity January 1 as reported				14,132	14,231
			Effect of SOP 03-1 implementation				(185)	(185)
			Realized portion of revaluation account transferred to other surplus fund				(1,281)	(2,056)
			Increase in other surplus fund - transferred from revaluation account				1,281	2,056

			Shareholders’ equity January 1 adjusted				13,947	14,046
			Net income				1,663	1,033
			Dividend paid				(351)	(147)
			Paid in surplus / Issuance of new shares				0	3
			Currency exchange rate differences				(775)	(1,726)
			Goodwill				(265)	(358)
			Repurchased and sold own shares				26	19
			Change revaluation account				55	851
			Sale TFC businesses				154	307
			Other changes				(41)	(81)

19,632	17,615		Shareholders’ equity end of period [5]				14,413	13,947

		%							%
44,101	44,906	(2)	2 Of which fixed annuities				32,377	35,555	(9)
29,382	27,209	8	2 Of which GICs and funding agreements				21,571	21,543	0
(17,888)	(17,258)	(4)	2 Of which deferred policy acquisition costs				(13,133)	(13,664)	(4)
46,166	42,260	9	3 Of which variable annuities				33,893	33,460	1
7,517	7,144	5	4 Of which savings accounts				5,519	5,656	(2)
1,972	1,759	12	[5] Including revaluation account				1,448	1,393	4

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at December 31, 2004, amounted to EUR 14,413 million, an increase of EUR 466 million compared to December 31, 2003. The increase is largely due to net income of EUR 1,663 million, the EUR 154 million book gain on the disposal of TFC businesses and an increase in the revaluation reserve of EUR 55 million. Partly offsetting these positive influences were currency influences EUR 775 million, dividend payments of EUR 351 million and a goodwill charge of EUR 265 million related to the acquisitions of distribution companies in the Netherlands and the United Kingdom, the partnership with CAM in Spain and the increase in the stake in La Mondiale Participations. The revaluation reserve amounted to EUR 1,448 million on December 31, 2004, compared to EUR 1,393 million at year-end 2003.

At December 31, 2004, shareholders’ equity represented 72% of AEGON’s total capital base and is well within AEGON’s targets. Senior and dated subordinated debt comprised 12% of the total capital base. Capital securities accounted for the remaining 16%.

In July of 2004, AEGON successfully completed the issuance of EUR 500 million and USD 250 million in Junior Perpetual Capital Securities. AEGON reopened the Junior Perpetual Capital Security issue and the amount outstanding increased to EUR 950 million and USD 500 million in October 2004. The proceeds of the issue were used to refinance maturing senior debt. These transactions further strengthened the quality of AEGON’s capital base.

On July 9, 2004, Moody’s changed its outlook on AEGON debt ratings from negative to stable. The rating agency also affirmed its insurance financial strength ratings (IFSR) on AEGON’s U.S. operating companies, as well as its rating on AEGON’s main U.K. operating company.

On November 4, 2004 AEGON announced the sale of TFC’s maritime container leasing business to TAL International Group, Inc. for a purchase price of USD 1.2 billion. AEGON has used the net proceeds to redeem debt.

On December 30, AEGON announced the sale of the general insurance activities in Spain to Reale Mutua, effective January 1, 2005. The transaction will result in a book profit of approximately EUR 130 million after tax, to be recorded in 2005.

Dividend

At the Annual General Meeting on April 21, 2005, the Executive Board will propose a total dividend for 2004 of EUR 0.42 per common share, a 5% increase compared to the 2003 dividend. Taking into account the interim dividend of EUR 0.21 paid in September 2004, the proposed final dividend will amount to EUR 0.21 per common share.

The final dividend will be paid in cash or shares, at the election of the shareholder. The value of the stock dividend will be approximately 5% higher than the value of the cash dividend. The stock fraction for the stock dividend will be based on the average price of the AEGON share on the Euronext Amsterdam stock exchange for the five trading days from May 3, 2005, up to and including May 9, 2005. The record date for the dividend will be April 22, 2005, for both AEGON’s Euronext shares and the New York Registry Shares. AEGON’s shares will be trading ex-dividend on April 25, 2005. AEGON’s New York registry shares will be trading “Due Bills” from April 20, 2005 up to and including April 24, 2005. The final dividend will be payable as of May 17, 2005.

Interest charges and other

Interest charges and other increased 6% to EUR 453 million from EUR 429 million in 2003. The consolidated TFC businesses, mainly consisting of maritime container and European trailer leasing, were reported under Interest charges and other in 2004. In 2004, TFC reported a loss of EUR 46 million before tax. Interest expenses declined by EUR 51 million compared to the prior year.

Subsequent events

On February 11, 2005, AEGON announced it had reached agreement with Dexia and resolved the dispute over the sale of Labouchere to Dexia in 2000, pursuant to which AEGON paid EUR 218 million to Dexia in full and final settlement. This agreement ends a dispute that otherwise could have lasted for many years and does not constitute an admission of the allegations made by Dexia. The payment has been charged by AEGON as an exceptional item in the full year 2004 results.

On February 16, 2005, AEGON announced it had reached agreement on the sale of TFC’s European trailer leasing business. Together with the sale of the maritime container leasing business, AEGON has completed the divestiture of its non-core TFC operating businesses. The financial effect of these divestitures, which under Dutch Accounting Principles has been reported in shareholders’ equity in 2004, was not material.

Revenues and production

(2003 adjusted for comparison)

amounts in millions

USD				EUR			EUR
Total year				Fourth quarter			Total year
2004	2003	%		2004	2003	%	2004	2003	%
			Revenues
2,388	2,006	19	Life general account single premiums	584	411	42	1,920	1,773	8
6,791	6,162	10	Life general account recurring premiums	1,437	1,406	2	5,461	5,448	0
5,716	5,593	2	Life policyholders account single premiums	1,411	1,367	3	4,596	4,945	(7)
5,462	4,573	19	Life policyholders account recurring premiums	974	863	13	4,392	4,043	9

20,357	18,334	11	Total life insurance gross premiums	4,406	4,047	9	16,369	16,209	1
2,883	2,786	3	Accident and health insurance premiums	535	592	(10)	2,318	2,463	(6)
1,011	900	12	General insurance premiums	189	182	4	813	796	2

24,251	22,020	10	Total gross premiums	5,130	4,821	6	19,500	19,468	0
8,894	7,297	22	Investment income insurance activities	1,967	1,524	29	7,152	6,451	11
1,547	1,381	12	Fees and commissions	282	368	(23)	1,244	1,221	2
353	401	(12)	Income from banking activities	74	81	(9)	284	354	(20)

35,045	31,099	13	Total revenues business units	7,453	6,794	10	28,180	27,494	2
414	38		Income from other activities	39	25	56	333	34

35,459	31,137	14	Total revenues	7,492	6,819	10	28,513	27,528	4

			Revenues by product segment
29,470	26,727	10	Life insurance	6,276	5,899	6	23,697	23,629	0
3,359	3,306	2	Accident and health insurance	620	704	(12)	2,701	2,923	(8)
1,093	970	13	General insurance	204	198	3	879	858	2
353	401	(12)	Banking activities	74	81	(9)	284	354	(20)
414	38		Other activities	39	25	56	333	34
770	(305)		Realized gains and losses on shares and real estate	279	(88)		619	(270)

35,459	31,137	14	Total revenues	7,492	6,819	10	28,513	27,528	4

10,551	14,544	(27)	Investment income for account of policyholders	5,220	5,215	0	8,484	12,858	(34)

			Standardized new premium production life insurance
8,122	7,097	14	Single premiums	2,205	1,895	16	6,531	6,274	4
2,076	2,169	(4)	Recurring premiums annualized	399	483	(17)	1,669	1,918	(13)
2,888	2,879	0	Total recurring plus 1/10 single	619	672	(8)	2,322	2,545	(9)

			Deposits
3,017	5,220	(42)	Fixed annuities	456	678	(33)	2,426	4,615	(47)
9,487	9,412	1	GICs and funding agreements	1,232	1,482	(17)	7,629	8,321	(8)
5,640	6,370	(11)	Variable annuities	1,142	913	25	4,535	5,632	(19)

18,144	21,002	(14)	Total	2,830	3,073	(8)	14,590	18,568	(21)
3,583	3,279	9	Savings deposits	568	697	(19)	2,881	2,899	(1)

21,727	24,281	(11)	Total production on balance sheet	3,398	3,770	(10)	17,471	21,467	(19)

			Net deposits
(2,687)	707		Fixed annuities	(644)	(462)	(39)	(2,161)	625
1,344	410		GICs and funding agreements	(345)	(868)	60	1,081	363	198
781	2,464	(68)	Variable annuities	(99)	91		628	2,178	(71)

(562)	3,581	(116)	Total	(1,088)	(1,239)	12	(452)	3,166	(114)
(366)	(998)	63	Savings deposits	(189)	(250)	24	(294)	(882)	67

(928)	2,583	(136)	Total net deposits	(1,277)	(1,489)	14	(746)	2,284	(133)

			Off balance sheet production
7,260	13,242	(45)	Synthetic GICs	1,938	1,591	22	5,838	11,707	(50)
12,671	13,020	(3)	Mutual funds/Collective Trusts and other managed assets	2,477	3,868	(36)	10,189	11,511	(11)

19,931	26,262	(24)	Total production off balance sheet	4,415	5,459	(19)	16,027	23,218	(31)

Investments, assets and capital geographically

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD
		Investments
120,141	1,725	Fixed income	88,203	13,997	2,446	2,477	107,123	145,912
4,455	56	Shares and real estate	3,271	5,534	80	92	8,977	12,228
124,596	1,781	Total general account	91,474	19,531	2,526	2,569	116,100	158,140

12,745	18,089	Fixed income	9,357	11,498	25,654	139	46,648	63,539
38,274	15,464	Shares and real estate	28,099	7,964	21,932	230	58,225	79,308
51,019	33,553	Total policyholders account	37,456	19,462	47,586	369	104,873	142,847

175,615	35,334	Total insurance activities	128,930	38,993	50,112	2,938	220,973	300,987
—	—	Banking activities	—	5,924	—	—	5,924	8,069
76,192	817	Off balance sheet assets	55,937	11,555	1,159	803	69,454	94,603

251,807	36,151	Total business units	184,867	56,472	51,271	3,741	296,351	403,659
		Other investments					127	173

		Total group					296,478	403,832

183,480	35,985	Assets business units	134,704	47,742	51,035	3,390	236,871	322,642
		Other assets					1,628	2,217

		Total assets on balance sheet					238,499	324,859

18,132	2,222	Capital in units	13,312	3,436	3,151	592	20,491	27,911

		Total capital base					20,149	27,445
		Other net liabilities					342	466

		Total					20,491	27,911

		At December 31, 2003
		Investments
113,396	1,316	Fixed income	89,783	12,330	1,868	1,846	105,827	133,660
3,831	76	Shares and real estate	3,033	5,502	108	141	8,784	11,094
117,227	1,392	Total general account	92,816	17,832	1,976	1,987	114,611	144,754

12,478	16,592	Fixed income	9,880	11,096	23,542	427	44,945	56,765
33,472	15,085	Shares and real estate	26,502	7,032	21,403	207	55,144	69,647
45,950	31,677	Total policyholders account	36,382	18,128	44,945	634	100,089	126,412

163,177	33,069	Total insurance activities	129,198	35,960	46,921	2,621	214,700	271,166
—	—	Banking activities	—	6,360	—	—	6,360	8,033
63,750	954	Off balance sheet assets	50,475	10,514	1,354	509	62,852	79,382

226,927	34,023	Total business units	179,673	52,834	48,275	3,130	283,912	358,581
		Other investments					223	281

		Total group					284,135	358,862

168,993	33,681	Assets business units	133,803	45,855	47,788	3,059	230,505	291,128
		Other assets					3,471	4,384

		Total assets on balance sheet					233,976	295,512

17,491	2,173	Capital in units	13,849	2,865	3,083	481	20,278	25,611

		Total capital base					19,612	24,770
		Other net liabilities					666	841

		Total					20,278	25,611

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before realized gains and losses on shares and real estate and commissions and expenses.

Currencies

Income statement items: average rate 1 EUR = USD 1.2436 (2003: USD 1.1311).

Balance sheet items: closing rate 1 EUR = USD 1.3621 (2003: USD 1.2630).

Supplemental disclosure

Comparability adjustments made to certain amounts reported in the 2003 financials.

The adjustments made to the 2003 financial amounts presented in this report are made for comparability purposes.

The following adjustments have been adopted as of January 1, 2004:

♦	Discontinuance of the indirect income method. Gains and losses on shares and real estate are no longer recognized in the income statement by applying the indirect income method, but instead are recognized when realized.

♦	Statement of Position (SOP) 03-1 issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA. SOP 03-1 addresses a number of items within FAS 97, resulting in a change in the opening balance of shareholders’ equity at January 1, 2004, of EUR 185 million. The effects of the adoption of SOP 03-1 are relevant for the Americas and the Group totals only.

HIGHLIGHTS – Fourth quarter 2004

(amounts in millions, except per share data, 2003 adjusted for comparability)

Fourth quarter 2004 USD	Fourth quarter 2003 as adjusted USD	Fourth quarter 2003 as reported USD		Fourth quarter 2004 EUR	Fourth quarter 2003 as adjusted EUR	%	Fourth quarter 2003 as reported EUR
529	528	543	Income before realized gains and losses / indirect income on shares and real estate	405	449	(10)	462
343	(103)	—	Realized gains and losses on shares and real estate	271	(88)		—
—	—	195	Indirect income on shares and real estate	—	—	—	164
(271)	—	—	Exceptional items	(218)	—	—	—
601	425	738	Income before tax	458	361	27	626
528	402	—	Net income before realized gains and losses on shares and real estate and before exceptional items	410	339	21	—
0.33	0.24	—	- per share	0.26	0.21	24	—
551	319	558	Net income	425	269	58	470
0.34	0.20	0.36	- per share	0.26	0.17	53	0.30

HIGHLIGHTS – Full year 2004

(amounts in millions, except per share data, 2003 adjusted for comparability)

Full year 2004 USD	Full year 2003 as adjusted USD	Full year 2003 as reported USD		Full year 2004 EUR	Full year 2003 as adjusted EUR	%	At constant currency exchange rates %	Full year 2003 as reported EUR
2,217	1,654	1,714	Income before realized gains and losses/indirect income on shares and real estate	1,783	1,463	22	30	1,516
746	(305)	—	Realized gains and losses on shares and real estate	600	(270)	—	—	—
—	—	714	Indirect income on shares and real estate	—	—	—	—	631
(271)	—	—	Exceptional items	(218)	—	—	—	—
2,692	1,349	2,428	Income before tax	2,165	1,193	81	96	2,147
1,724	1,444		Net income before realized gains and losses on shares and real estate and before exceptional items	1,386	1,277	9	17	—
1.08	0.90		- per share	0.87	0.80	9	17	—
2,068	1,168	2,028	Net income	1,663	1,033	61	75	1,793
1.31	0.72	1.30	- per share	1.05	0.64	64	82	1.15

Non-GAAP measures (Regulation G)

This press release includes a non-GAAP financial measure: Net income before realized gains and losses on shares and real estate and before exceptional items. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	In EUR million	Per common share	In EUR million	Per common share
	Fourth quarter 2004		Fourth quarter 2003 (adjusted)
Net income before realized gains and losses on shares and real estate and before exceptional items	410	0.26	339	0.21
Realized gains and losses on shares and real estate	271		(88)
Corporation tax on realized gains and losses on shares and real estate	(38)		18
Exceptional items	(218)		0
Net income	425	0.26	269	0.17

	Full year 2004		Full year 2003 (adjusted)
Net income before realized gains and losses on shares and real estate and before exceptional items	1,386	0.87	1,277	0.80
Realized gains and losses on shares and real estate	600		(270)
Corporation tax on realized gains and losses on shares and real estate	(105)		26
Exceptional items	(218)		0
Net income	1,663	1.05	1,033	0.64

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and in GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism and acts of war;

♦	Changes in the policies of central banks and/or foreign governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

Press conference

A press conference on the full year 2004 results will be held this morning at AEGON’s headquarters in the Hague at 10.30 am (local time). This press conference will be webcast live on AEGON’s homepage (www.aegon.com).

Analyst and investor conference call

An analyst and investor conference call on the full year 2004 earnings will be held today at 14.00 MET (13.00 GMT; 08.00 a.m. ET)

The listen-only phone numbers for the conference call are as follows:

+31 (0)45 6316901	(the Netherlands)
+44 (0)208 901 6950	(United Kingdom)
+1 303 262 2130	(United States and Canada)